FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For April 20, 2005
Commission File Number: 0-30204
                        -------

                         INTERNET INITIATIVE JAPAN INC.


                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan


                    (Address of principal executive offices)




     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                        Form 20-F [X]    Form 40-F [ ]



Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]    No [ X ]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                                  EXHIBIT INDEX


   Exhibit         Date      Description of Exhibit
   -------         ----      ----------------------
      1       2005/04/20     IIJ Files Consolidated Financial Statements
                             Restated to Reflect Change in Income
                             Tax Expense or Benefit



                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    Internet Initiative Japan Inc.




Date:  April 20, 2005               /s/ Koichi Suzuki
                                    --------------------------------------
                                    Koichi Suzuki
                                    President, Chief Executive Officer and
                                    Representative Director

EXHIBIT 1


              IIJ Files Consolidated Financial Statements Restated
               to Reflect Change in Income Tax Expense or Benefit

    TOKYO--(BUSINESS WIRE)--April 20, 2005--Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI) today announced that it filed on Form 6-K with the U.S. Securities and Exchange Commission audited consolidated balance sheets as of March 31, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity (capital deficiency), and cash flows for each of the three years in the period ended March 31, 2004 which are restated to reflect the change in income tax expense (benefit) and accumulated other comprehensive income announced by IIJ on April 11, 2005.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.



    CONTACT: IIJ Corporate Communications
             +81-3-5259-6500
             ir@iij.ad.jp
             http://www.iij.ad.jp